Filed by Conversant, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Conversant, Inc.

Commission File No. 001-31357

The following communication was used with respect to Conversant employees.

Conversant Associate Q&A

Alliance Data Systems /Conversant Acquisition Announcement – (NYSE: ADS/NASDAQ: CNVR)

General Information

Who are Alliance Data and Epsilon and what do they do?

Alliance Data Systems Corporation, through its Epsilon, LoyaltyOne, and Card Services segments, provides credit, marketing, and loyalty programs to manage more than 100 million consumer relationships for some of the world’s leading brands.

Epsilon is a leading provider of multichannel, data-driven technologies and marketing services. They are based in the Dallas, Texas area and have over 60 offices worldwide.

Why is this deal good for Conversant?

By joining forces with Alliance Data and Epsilon, we will have even more opportunities to create and grow our lines of business and, as a result, provide new opportunities for our employees.

Like Conversant, they are people-oriented businesses and share very similar values and philosophies. In fact, Alliance Data has earned a place on Fortune Magazine’s list of World’s Most Admired Companies for 2014.

How will Conversant fit into the Epsilon business model?

As part of the Epsilon marketing team, Conversant will provide the digital arm and expertise, unifying the market strategy around digital properties.

Upon closing, the combined businesses will create a company that truly operates globally, at scale across all major channels, with significant new strength in targeted display across web, video and mobile. In addition, we have a shared DNA in the power of leveraging data to understand customers, reach them across devices, and engage them with meaningful, tailored creative content.

Why is Epsilon acquiring Conversant?

Quite simply, we all believe we will be able to create more compelling solutions for clients, and as a result we will grow together and remain important partners for them.

Epsilon has been on a journey to round out their portfolio of services to meet the needs of Global 1000 CMOs. While they have developed enviable scale with core solution areas, including data, technology (database/loyalty/email/digital UX), and agency services (creative/strategy/analytics), they have been seeking scale in key digital areas that are high growth markets.

Epsilon Mission:

...use customer intelligence to ignite connections between brands and consumers...

Conversant Mission:

...drive deep consumer engagement and profound brand growth by building personal connections with individuals...

Conversant Associate Q&A

Alliance Data Systems /Conversant Acquisition Announcement – (NYSE: ADS/NASDAQ: CNVR)

Are there overlapping areas such as display offerings that will be combined?

Initially Conversant will continue to operate as it stands today, under the umbrella of Epsilon. However, naturally there are some areas that together can give us richer solutions and capabilities. They anticipate aligning their online solutions offerings closely with Conversant’s Media business. Beyond that they will evaluate areas such as product development, which they believe could allow us to accelerate both companies’ development roadmaps. They intend for sales, client services and delivery for both companies to continue operating as they stand today, with allowances for sales to cross-sell our solutions into Enterprise Accounts.

Will Conversant retain its name?

Given the size and scale of Conversant, they intend to keep the brand. Epsilon recognizes that Conversant just went through a process earlier this year to rebrand the company. Our focus, which is to digitally deliver the “power of personalization,” is remarkably aligned with Epsilon’s own core mission to create connections between their clients and their consumers. When and as appropriate, they will incorporate Conversant into their brand message and image.

What will our clients think of the acquisition?

Epsilon and Conversant share a culture marked by a passion for our clients and excellence in delivery to achieve measurable results that drive business outcomes. With our strengths added to Epsilon’s model, we will bring deep expertise and experience to complement our offerings and create new opportunities for our clients.

So now that an agreement has been reached, what’s next?

There are many stages during an acquisition. We have completed what is commonly referred to as signing, which means we have entered into a signed legal agreement with Alliance Data. Next will be closing, which is when the transaction is completed and payment for the purchase of the business is made. Closing will take place after the necessary regulatory and Conversant shareholder approvals are received. Following that, Epsilon will begin the process of integrating our businesses. Until that time, it is business as usual, but we will continue to communicate with you as we can, considering regulatory constraints, up until the closing takes place.

Why is there a delay between signing and closing?

The transaction requires Conversant shareholder and regulatory approvals. Because Alliance Data will be issuing stock in the merger, and because we will be soliciting a vote from our shareholders, the companies will be required to file certain documents with the Securities and Exchange Commission that may be subject to a review process which may take several months.

Conversant Associate Q&A

Alliance Data Systems /Conversant Acquisition Announcement – (NYSE: ADS/NASDAQ: CNVR)

When will the deal close?

We anticipate that the deal will close sometime by year-end 2014 or early 2015, subject to regulatory approval.

When will we get more information on Epsilon and meet some of the team?

The management teams of Alliance Data and Epsilon have planned a comprehensive overview and will be conducting webinars and a road-show to all of our major offices once we get through with regulatory reviews. More details will follow and we’ll make sure you are all aware of the timing.

What are our Integration Plans?

As part of the due diligence process, both organizations have been gathering information about the other’s respective businesses and together they will begin to formulate integration plans. When we are further along in the planning process, we will begin to communicate plans for integration. Please be patient and know that we will share these plans as soon as we can.

Communication Information

What am I allowed to say about the acquisition to friends and family?

Since the deal has been officially announced, you are welcome to share this news with your friends and family.

What can we expect regarding ongoing company communications and management of the business?

During the period between signing and closing, it will be business as usual for Conversant and Epsilon employees. The management structure remains intact and the normal communications processes and channels within each company will remain unchanged.

Once regulatory approval has been received, both organizations will be actively working on planning for the transition, aligning and integrating the business and establishing formal and informal connections between Epsilon and Conversant employees.

Impact to Employees

Will my job responsibilities change?

As part of the integration plan, after closing we do not expect there to be any major changes to job responsibilities for our employees. If certain job responsibilities evolve as integration occurs, it would only be after thoughtful consideration and collaborative discussions. As we learn more, we will share these developments with our employees.

Conversant Associate Q&A

Alliance Data Systems /Conversant Acquisition Announcement – (NYSE: ADS/NASDAQ: CNVR)

Will my manager change?

It is not expected that there will be widespread changes in reporting relationships. As both companies work through the integration planning, there may be realignments needed on a limited basis. We do not expect this to be any different than what we experience normally as a business. As of the close date, Conversant CEO John Giuliani will report to Bryan Kennedy, President of Epsilon.

Are there any plans to consolidate or move locations as part of this deal?

No. There are no office moves planned at this time.

Do we know yet if everyone at Conversant will become employees of Alliance Data/Epsilon?

As part of this agreement, all employees will transition to Epsilon.

Will our Clients and Vendors be told of the sale?

As part of the announcement, we have a communication plan to share this news with clients, prospects, and vendors.

Will we be able to hire additional resources for departments that currently have open positions posted?

As always, we will continue to evaluate the resource needs and make decisions that are in the best interest of the overall business and meet our client and contractual commitments. We do not expect this to be any different than what we experience normally as a business.

What if I have other questions?

Please ask. Though many business decisions have not been made at this time new information will be shared as it becomes available. Questions or concerns related to your job should be directed to your manager.

Conversant Associate Q&A

Alliance Data Systems /Conversant Acquisition Announcement – (NYSE: ADS/NASDAQ: CNVR)

Important Information for Investors and Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation. In connection with the proposed merger, Alliance Data intends to file with the United States Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement and proxy statement/prospectus (when available) and other documents filed by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data will be made available free of charge on Alliance Data’s website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant will be made available free of charge on Conversant’s website at www.conversantmedia.com.

Safe Harbor Statement/Forward Looking Statements

Certain information set forth in this communication, including financial estimates, projections about the industries and markets in which Alliance Data and Conversant operate, and statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “predict,” “project,” “would” and similar expressions as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions, the estimated timetable for completing the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Alliance Data and/or Conversant and are subject to significant risks and uncertainties outside of our control.

Risks and uncertainties related to the proposed merger include, among others: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Conversant stockholders may not adopt the merger agreement; the risk

Conversant Associate Q&A

Alliance Data Systems /Conversant Acquisition Announcement – (NYSE: ADS/NASDAQ: CNVR)

that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending litigation; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; changes in general economic and/or industry-specific conditions; and the effect of the announcement of the proposed merger on the ability of Alliance Data and Conversant to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. For further information regarding factors affecting future results of Alliance Data and Conversant, please refer to their respective Annual Reports filed on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2014, and other documents filed by Alliance Data and Conversant with the SEC, which are available at the SEC’s website http://www.sec.gov. Neither Alliance Data nor Conversant is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Participants in the Solicitation

Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data’s directors and executive officers is set forth in the proxy statement for Alliance Data’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant’s directors and executive officers is set forth in the proxy statement for Conversant’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.